SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 1, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No <u>X</u>

Enclosure: Press release DEALINGS IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME



ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold Ashanti")

ISIN: ZAE000043485   JSE Share code: ANG

DEALINGS IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

In terms of JSE Listings Requirement 3.63 AngloGold Ashanti gives notice that the following director has exercised share options, after having received clearance to do so in terms of Listings Requirement 3.66.   The options were granted in terms of the AngloGold Share Incentive Scheme.

Mr S Venkatakrishnan has elected to exercise the options granted to him and to use the net proceeds after tax to purchase AngloGold Ashanti shares in his own name.

This has resulted in the following ordinary shares of the company having been allotted and traded on the JSE and acquired by Mr Venkatakrishnan.

Details	S VENKATAKRISHNAN
Date options exercised	1 August 2008
Date options granted	4 May 2005
Quantity of options exercised / shares allotted	7,615
Option exercise price	NIL
Quantity of shares sold on the JSE	7,615
Quantity of shares acquired in own name	4,569
Market price per share (excluding costs)	R241.25
Type of interest	Beneficial
% of total shares in issue	0.002172137%

1 August 2008

JSE Sponsor: UBS

Queries

South Africa	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    AngloGold Ashanti Limited

Date: August 1, 2008

                                                    By: /s/ L Eatwell_____
                                                    Name: L EATWELL
                                                    Title: Company Secretary